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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                            ProCare Industries, Ltd.
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                                (Name of Issuer)


                                  Common Stock
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                        (Title of Class of Securities)


                                    742680309
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                                (CUSIP Number)


         Arlington Capital, LLC, P.O. Box 11447, Beverly Hills, CA 90213
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                November 30, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER
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                                  SCHEDULE 13D


CUSIP No.     742680309                                              PAGE 2 OF 5
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  (1)     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Arlington Capital, LLC   95-4770943
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a)   [ ]
                                                                       (b)   [ ]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds (See Instructions)
          AF
          ---------------------------------------------------------------------

  (5)     Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)                                                 [X]
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          California
          ---------------------------------------------------------------------
                       (7)     Sole Voting Power
  Number of                    793,844
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   793,844
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               -0-
                       --------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          793,844
          ---------------------------------------------------------------------
 (12)     Check if Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]
          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
          approximately 47%
          ---------------------------------------------------------------------
 (14)     Type of Reporting Person (See Instructions)
          00  -  limited liability company
          ---------------------------------------------------------------------

          ---------------------------------------------------------------------

          ---------------------------------------------------------------------

          ---------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of A person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
        SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)     The 3rd row is for SEC internal use; please leave blank.



                                       2
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Item 1. Security and Issuer.

        This Schedule 13D relates to Common Stock (the "Common Stock") of ProCare Industries Ltd. (the "Issuer"), which has its principal executive offices at 1960 White Birch Drive, Vista, California 92083.

Item 2. Identity and Background.

        This Schedule 13D is filed by Arlington Capital LLC, a California limited liability company (the "Reporting Person"). The Reporting Person was organized as a California limited liability company for the purpose of acquiring the Common Stock and for other investments. The managing member of the Reporting Person (the "Manager") is Robert DiMinico. The business address of the Reporting Person and the Manager is P.O. Box 11447, Beverly Hills, California 90213. The Manager works as a securities broker and is currently an independent contractor with National Securities, 5777 West Century Boulevard, Suite 1605, Los Angeles, California 90045.

        In July 1998, the Securities Commissioner of the State of Missouri issued an ex parte order without notice against the Manager and an entity with which he was previously associated to cease and desist from future violations of the Missouri securities laws. Presently, counsel for the Manager has requested a hearing for the purpose of challenging the order. The Manager's counsel and representatives of the Missouri Division of Securities are in negotiations that may result in vacating the order. The Manager vigorously denies any violation of the Missouri securities laws.

        Except as set forth above, during the last five years, neither the Reporting Person nor the Manager (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

        The Reporting Person was organized under the laws of the State of California, and the Manager is a United States citizen.

Item 3. Source and Amount of Funds and Other Consideration.

        The total amount of the funds required by the Reporting Person to purchase 793,844 shares of Common Stock is $25,000. The Reporting Person obtained such funds as a capital contribution from the Manager. The Manager used personal funds to make the capital contribution to the Reporting Person. None of the funds used to acquire beneficial ownership were borrowed funds or otherwise obtained for the purpose of acquiring the Common Stock.

Item 4. Purpose of Transaction.

        The purpose of the transaction was to acquire Common Stock of the Issuer. The Issuer currently has no operations and conducts no business. The Reporting Person has agreed to seek appropriate merger targets (each, a "Target") for the Issuer to merge with. It is intended that the stockholders of the Target would hold a majority of the outstanding securities of the surviving corporation following the merger. As a result, the certificate of incorporation, bylaws and the composition of the board of directors of the surviving corporation will be subject to negotiation, but will most likely be dictated by the Target.

        The broker/dealer with which the Manager is presently affiliated previously had an agreement with Fastpoint Communications, Inc. ("Fastpoint") to provide investment banking services. The Issuer and Fastpoint are considering the possibility of merging, however, there is no definitive agreement between these parties.

        The foregoing plans of the Reporting Person could change at any time in the future. The Reporting Person and its affiliates may acquire additional shares of Common Stock. Any such acquisition may be made through private purchases or by any means deemed advisable.

Item 5. Interest in Securities of the Issuer.

        (a) and (b) As of the date of this Schedule 13D, the Reporting Person beneficially owns 793,844 shares of Common Stock, which constitutes approximately 47% of the Common Stock outstanding. The Reporting Person has the sole power to vote and dispose of the Common Stock. Other than his indirect ownership of the Common Stock through the Reporting Person, Mr. DiMinico owns no other shares of the Issuer's Common Stock.

        (c) Except for the purchase of Common Stock to which this Schedule 13D relates, neither the Reporting Person, the Manager, nor any affiliate thereof has effected any transaction in the Common Stock within the past 60 days.

        (d) The Reporting Person has no knowledge of any persons who have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

        (e) Not applicable.

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


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The information set forth in Item 3, Item 4 and Item 5 above, is hereby incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

        Not Applicable.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 1999                  ARLINGTON CAPITAL, LLC,
                                          a California limited liability company


                                          By: /s/ ROBERT DIMINICO
                                             -----------------------------------
                                             Name: Robert Diminico
                                             Title: Managing Member


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